SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
KB Financial Group Inc.

(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

SIGNATURES
Exhibit 1.1 Management and Underwriting Agreement
Exhibit 4.7 Rights Agency Agreement (including form of ADS Rights Certificate)
Exhibit 99.6 Broker Letter
Exhibit 99.7 Client Letter
Exhibit 99.8 Instructions Booklet

KB Financial Group Inc. (“KB Financial Group”) is incorporating by reference the information and exhibits set forth in this Form 6-K into KB Financial Group’s registration statement on Form F-3 (Registration No. 333-160505) filed on July 10, 2009.
Other Events
In connection with KB Financial Group’s previously announced rights offering, KB Financial Group is filing documents relating to the rights offering as Exhibits 1.1, 4.7, 99.6, 99.7 and 99.8 to this report on Form 6-K.
Exhibits

Exhibit 1.1	Management and Underwriting Agreement dated July 10, 2009
Exhibit 4.7	Rights Agency Agreement (including form of ADS Rights Certificate), dated as of August 6, 2009, by and between KB Financial Group and Citibank, N.A., as ADS rights agent
Exhibit 99.6	Broker Letter
Exhibit 99.7	Client Letter
Exhibit 99.8	Instructions Booklet

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)
Date: August 7, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO

4